FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

AMG Oil Ltd.
Suite 2901 – 1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

June 16, 2009

Item 3.	News Release

On June 16, 2009, AMG issued a press release relating to the material change report. The press release was distributed through Canada Newswire.

Item 4.	Summary of Material Change

June 16, 2009, AMG announces that Michael Murphy has been appointed to the board of directors of the Company to replace Dan Brown who has resigned as a director. Mr. Murphy has also been appointed by the board of directors as chief financial officer of the Company to replace Garth Johnson who has resigned as chief financial officer.

Item 5.	Full Description of Material Change

June 16, 2009, AMG Oil Ltd. (OTCBB: AMGOF) (the “Company”) announces that Michael Murphy has been appointed to the board of directors of the Company to replace Dan Brown who has resigned as a director. Mr. Murphy has also been appointed by the board of directors as chief financial officer of the Company to replace Garth Johnson who has resigned as chief financial officer. The Company thanks Mr. Brown and Mr. Johnson for their contribution to the Company.

For more information contact: Michael Hart
Investor Relations: 604 682-6496

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

The following senior officer of AMG is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect of the change.

Michael Hart, President and Chief Executive Officer
(604) 682-6496

Item 9.	Date of Report

June 16, 2009